SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 14D-9
                               (Amendment No. 1)
   Solicitation/Recommendation Statement Pursuant to Section 14(d)(4) of the
                          Securities Exchange Act of
                                     1934

                    BALCOR/COLONIAL STORAGE INCOME FUND-86
                           (Name of Subject Company)

                    BALCOR/COLONIAL STORAGE INCOME FUND-86
                     (Name of Person(s) Filing Statement)

                         Limited Partnership Interests
                        (Title of Class of Securities)

                                      N/A
                     (CUSIP Number of Class of Securities)

       Thomas E. Meador                 James R. Pruett
           Chairman                        President
      The Balcor Company           Colonial Storage 86, Inc.
 Bannockburn Lake Office Plaza    4381 Green Oaks Blvd. West,
2355 Waukegan Road, Suite A200             Suite 100
  Bannockburn, Illinois 60015        Arlington, Texas 76016
        (708) 267-1600                   (817) 561-0100

     (Name, Address and              (Name, Address and
     Telephone Number of             Telephone Number of
     Person Authorized to            Person Authorized to
     Receive Notice and              Receive Notice and
     Communications on Behalf        Communications on Behalf
     of the Person(s) Filing         of the Person(s) Filing
     Statement)                      Statement)

                                   Copy To:

                           Michael P. Morrison, Esq.
                               Hopkins & Sutter
                    Three First National Plaza, Suite 4100
                            Chicago, Illinois 60602
                                (312) 558-6600
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                       Amendment No. 1 to Schedule 14D-9

     This Amendment No. 1 to Schedule 14D-9 amends the Schedule 14D-9 (the "Schedule 14D-9") filed by Balcor/Colonial Storage Income Fund-86, an Illinois limited partnership (the "Partnership"), with the Securities and Exchange Commission on February 7, 1996. All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the
Schedule 14-9.


Item 4.   The Solicitation and Recommendation

     Item 4(b) is hereby amended to include the following additional considerations:

          "(vi)     On February 12, 1996, the Partnership received a
     non-binding proposal from Storage Trust Realty ("STR") to purchase all of the Partnership's properties for a purchase price of $61 million. STR's proposal is contingent upon, among other things, (i) the negotiation of a mutually acceptable purchase agreement and related documentation and (ii) STR's satisfactory due diligence review (i.e., environmental review, title review, survey, physical inspection, etc.) of the Partnership's properties, both of which may cause adjustments to STR's ultimate offer price.

          The General Partners are presently evaluating the STR proposal and have not yet replied to STR. The General Partners are also soliciting competing offers from other prospective institutional purchasers. The General Partners will carefully consider any proposals which may be received. The General Partners intend to provide an update on the status of any negotiations to the limited partners prior to the termination of the Public Storage tender offer.

          The General Partners estimate that a sale of the properties for $61 million (together with the distributable cash in the Partnership) would result in a liquidating distribution to Limited Partners of approximately $235 per Unit, after deducting transaction costs, commissions and dissolution expenses. Please note, however, that any sale of the Partnership's assets to STR or any other party would be contingent upon a number of factors including the negotiation of definitive documentation, the completion of a satisfactory due diligence review and the approval of the holders of a majority of the outstanding Units. Therefore, there can be no assurances that any such sale will ultimately be completed.

          As noted above, any sale of all or substantially all of the Partnership's assets requires the approval of the holders of a majority of the outstanding Units. If the General Partners receive an acceptable firm offer, then the General Partners will attempt to obtain the necessary Limited Partner approval through a proxy solicitation. If this approval is obtained and the assets are subsequently sold, the Partnership will be dissolved."

Item 7.   Certain Negotiations and Transactions by the Subject Company

     Item 7 is hereby amended in its entirety to read as follows:

     "(a) Except as described in (ii) below, there are no negotiations being undertaken or underway by the Partnership in response to the Offer which relate to or would result in: (1) an extraordinary transaction such as a merger or reorganization involving the Partnership or any affiliate controlled by the Partnership; (2) a purchase, sale or transfer of a material amount of assets by the Partnership or any affiliate controlled by the Partnership; (3) a tender offer for or other acquisition of securities by or of the Partnership; or (4) any material change in the present capitalization or distribution policy of the Partnership.

          (i) On January 10, 1996, Everest Properties, Inc. ("Everest") commenced an unsolicited tender offer to purchase up to 4.9% of the Units at a purchase price of $160. The Everest tender offer expired on February 12, 1996. The Everest offer was on a first-come, first-serve basis, and all acceptances thereof were irrevocable.

          (ii) On February 12, 1996, the Partnership received a non-binding proposal from Storage Trust Realty ("STR") to purchase all of the Partnership's properties for a purchase price of $61 million. STR's proposal is contingent upon, among other things, (i) the negotiation of a mutually acceptable purchase agreement and related documentation and (ii) STR's satisfactory due diligence review (i.e., environmental review, title review, survey, physical inspection, etc.) of the Partnership's properties, both of which may cause adjustments to STR's ultimate offer price.

          The General Partners are presently evaluating the STR proposal and have not yet replied to STR. The General Partners are also soliciting competing offers from other prospective institutional purchasers. The General Partners will carefully consider any proposals which may be received. The General Partners intend to provide an update on the status of any negotiations to the limited partners prior to the termination of the Public Storage tender offer.

          The General Partners estimate that a sale of the properties for $61 million (together with the distributable cash in the Partnership) would result in a liquidating distribution to Limited Partners of approximately $235 per Unit, after deducting transaction costs, commissions and dissolution expenses. Please note, however, that any sale of the Partnership's assets to STR or any other party would be contingent upon a number of factors including the negotiation of definitive documentation, the completion of a satisfactory due diligence review and the approval of the holders of a majority of the outstanding Units. Therefore, there can be no assurances that any such sale will ultimately be completed.

          As noted above, any sale of all or substantially all of the Partnership's assets requires the approval of the holders of a majority of the outstanding Units. If the General Partners receive an acceptable firm offer, then the General Partners will attempt to obtain the necessary Limited Partner approval through a proxy solicitation. If this approval is obtained and the assets are subsequently sold, the Partnership will be dissolved.

     (b) Except for the non-binding proposal from STR described in Item 7(a)(ii) above (which has not been executed by the Partnership, the General Partners, or any person acting on behalf of any of them), there are no transactions, General Partner resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a)."


Item 9.   Material to be Filed as Exhibits

     Item 9 is hereby amended to include the following exhibit (a)(3):

          "(a)(3)   Letter to Investors, dated February 23, 1996."


     Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 23, 1996     BALCOR/COLONIAL STORAGE INCOME FUND-86

                              By:  Balcor Storage Partners-86, a general
                                   partner

                              By:  The Balcor Company, a partner


                              By:  /s/Thomas E. Meador
                                   -----------------------------
                                   Thomas E. Meador, Chairman


                              By:  Colonial Storage 86, Inc., a general
                                   partner


                              By:  /s/James R. Pruett
                                   -----------------------------
                                   James R. Pruett, President
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